

2001 ANNUAL REPORT



ARMERS & ERCHANTS BANCORP, INC.


PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

Then, Now & Always™

MESSAGE FROM MANAGEMENT:

The year 2001 was challenging for the Farmers & Merchants Bancorp Inc. Total income showed an increase of approximately 3.03% with total expenses increasing about 6.00%. Net income has shown a decrease of approximately 10% due primarily to a substantial charge off in the commercial loan portfolio. This charge off along with the slowdown in the economy and eleven interest rate cuts by The Federal Reserve, resulting in a 4.75% reduction of New York Prime Rate, has caused your Bancorp to not have a year to which we have been accustomed. As a result of Fed actions, the Bancorp's net interest margin has dropped well below our goal of 4.00%; however, with astute pricing, the margin has increased since the first of the year. Nonetheless, the Bancorp still had a strong year, with substantial progress being made on numerous customer-focused initiatives. Some of these came at the expense of current earnings, but were necessary to address the competitive realities of the financial services industry and to position the Farmers & Merchants Bancorp, Inc. for future growth.

During the past year, we have continued to expand our customer base. That along with loan development has been our main priority. The success of the Bancorp is in no small part due to our ability to maintain a loan to deposit ratio in the low to mid eighty (80) percentile. However, we have not and will not sacrifice quality for quantity and will continue to make loans using sound underwriting policies and procedures. Mortgage lending was very strong in 2001 with our lenders putting in many extra hours to satisfy our customers' needs. We are positioned to pursue this market aggressively in the coming year, realizing asset quality must remain a high priority. Plus, it is important that credit standards are not relaxed and our lenders are following the same "blueprint" in granting and administering credit.

Among the events of 2001, the September 11th attacks were obviously the most noteworthy. For the Bancorp, completion of the Defiance Office and the introduction of F&M Online "Internet Banking" were the major accomplishments. The Defiance Office opened July 30th which now puts the F&M in all four Northwest Ohio counties, a goal that was formulated shortly after opening our first branch, the Wauseon North Shoop Avenue Office. David Kunesh, Branch Manager, Sue Cuevas, Assistant Branch Manager, and their staff are doing an excellent job of competing in the Defiance market. If you have not stopped at our newest office, please do so at your earliest convenience. F&M Online "Internet Banking" was introduced March 1st by E-Commerce Officer, Jay Budde. To date we have approximately 1500 personal users and 60 businesses. To learn more about F&M Online Internet Banking or to try a demonstration, visit our home page at www.fm-bank.com or call us today. Construction of the new Operations Center will be the major project for 2002. We expect a completion date early in the first quarter of 2003. The new center will free much needed space at the Main Office for new services and expanding services to better serve our customers.

Looking ahead, Farmers & Merchants Bancorp expects to do business in a challenging economic environment. How long the slowdown will continue is not known; undoubtedly, it has affected everyone in our industry. We have a long history of successfully managing our credit quality through all phases of a business cycle. The Bancorp has a broad array of products and services available to meet our customers varied needs. While enjoying diversified revenue streams, we are not overly dependent on any one business. Our outstanding professionals, using our internal operating guidelines, will be working together as never before to deliver value to customers and, by extension, to our shareholders.

We would like to express our appreciation for the input and support of our Board of Directors, Advisory Boards, loyal employees and customers, and the cooperation of the communities we serve, and finally, the continued confidence of our shareholders. We look forward to the opportunities and challenges of 2002.

Joe E. Crossgrove
President/Chief Executive Officer

Eugene D. Bernath
Chairman of the Board

CONTENTS

Audited Consolidated Financial Statements

FARMERS & MERCHANTS BANCORP, INC.

And wholly owned subsidiaries December 31, 2001

BOARD OF DIRECTORS

Eugene D. Bernath
Chairman of the Board
The Farmers & Merchants State Bank

Dexter L. Benecke
President
Viking Trucking, Inc.
Vice President
SanJan, Inc.

Jerry L. Boyers
President
Edifice Construction Management

Joe E. Crossgrove
President / Chief Executive Officer
The Farmers & Merchants State Bank

Robert G. Frey
President
E. H. Frey & Sons, Inc.

Julian Giovarelli
President
GIO Sales, Inc.

Jack C. Johnson
President
Hawk's Clothing Inc.
Partner
REJO Partnership

Dean E. Miller
President
MBC Holdings, Inc.

Dale L. Nafziger
Vice President
Homestead Ice Cream Co.

Anthony J. Rupp
President
Rupp Furniture Co.

David P. Rupp, Jr.
Attorney
Plassman, Rupp, Hensal & Short

James C. Saneholtz
President
Saneholtz-McKarns, Inc.

Maynard Sauder
Chairman
Sauder Woodworking Co.

Merle J. Short
Farmer
President
Promow, Inc.

Steven J. Wyse
President
SteelinQ Systems, Inc.

DIRECTOR EMERITUS

Lee E. Graffice
Charles E. Lugbill
Harold H. Plassman
James L. Provost
Kenneth E. Stamm
Robert H. Stotzer
Robert V. Whitmer

ARCHBOLD MAIN OFFICE

Eugene D. Bernath
Chairman of the Board

Joe E. Crossgrove
President
Chief Executive Officer

Maynard Sauder
Vice President

Dean E. Miller
Vice President

Edward A. Leininger
Executive Vice President
Sr. Commercial Loan Officer
Chief Operating Officer

Rex D. Rice
Executive Vice President
Chief Lending Officer

Barbara J. Britenriker
Vice President
Comptroller & Chief Financial Officer

Allen G. Lantz
Vice President
Branch Administrator

George Jelen
Asst. Vice President
Secondary Market Officer
Loan Underwriter

Randal H. Schroeder
Asst. Vice President
Chief Operations Officer

Michael D. Culler
Asst. Vice President
Chief Agri Finance Officer

Diann K Meyer
Asst. Vice President
Human Resource Officer

Kent E. Roth
Auditor
Security Officer

Marilyn K. Johnson
Asst. Cashier
Compliance & CRA Officer

Judith A. Warncke
Asst. Cashier
Marketing Officer

J. Scott Miller
Asst. Cashier
Agri Finance Officer

Jane C. Bruner
Asst. Cashier
Operations Supervisor

Brett J. Kahrs
Asst. Cashier
Senior Investment Executive

Kelby J. Schmucker
Asst. Cashier
Credit Analyst

Gloria J. Lauber
Asst. Cashier
Mortgage Loan Director

Kerry S. Fox
Asst. Cashier
Loan Review Officer

Lydia A. Huber
Executive Administrative Assistant
Asst. Corporate Secretary

ARCHBOLD WOODLAND OFFICE

Deborah L. Shinabery
Asst. Vice President
Branch Manager

Arthur J. Short
Asst. Cashier
Asst. Branch Manager

ARCHBOLD ADVISORY BOARD

Bruce C. Lauber
President
Lauber Manufacturing Co.

Jo Ellen Hornish
President
Hornish Brothers, Inc.

Michael D. Krebs
President
Laub Auto Parts, Inc.

Gene Schaffner
Farmer

George F. Stotzer
Partner
Stotzer Do-It Center

Larry M. Wendt
Farmer
President of Board of Directors
Ridgeville Telephone

WAUSEON SHOOP OFFICE

Gloria Gunn
Asst. Vice President
Branch Manager

Susan Dieringer
Asst. Cashier
Asst. Branch Manager

Jerry A. Borton
Asst. Cashier
Agri Finance Officer

Susan C. Pike
Asst. Cashier
Credit Card Service Representative

WAUSEON DOWNTOWN OFFICE

Carol J. England
Asst. Vice President
Branch Manager
Corporate Secretary

Jean E. Horwath
Asst. Cashier
Asst. Branch Manager

WAUSEON ADVISORY BOARD

Richard L. Elrod
President
Mustang Corporation

Warren A. Kahrs
President
Kahrs Tractor Sales, Inc.

Joseph H. Kolb
Owner
Kolb & Son

Sandra K. Barber
Fulton County Recorder
Chairman, Ohio Lottery Commission

Dr. Kenneth H. Kling
Owner
Fulton County Vision Services

STRYKER OFFICE

Ronald D. Short
Asst. Vice President
Branch Manager

Patti L. Rosebrock
Asst. Cashier
Asst. Branch Manager

STRYKER ADVISORY BOARD

Fred W. Grisier
Retired
Grisier Funeral Home

Richard E. Raker
Retired
Raker Oil Company

Steven Planson
Farmer

William J. Brenner
Attorney

WEST UNITY OFFICE

Lewis D. Hilkert
Vice President
Branch Manager

Patricia R. Burkholder
Asst. Cashier
Asst. Branch Manager

WEST UNITY ADVISORY BOARD

Ben G. Westfall
President
Westfall Realty, Inc.
Ted W. Maneval
Farmer

R. Burdell Colon
President
Rup-Col, Inc.

Charles W. Klinger
Pharmacist
Klinger Pharmacy

DELTA OFFICE

Cynthia K. Knauer
Asst. Vice President
Branch Manager

Beth A. Bay
Asst. Branch Manager

DELTA ADVISORY BOARD

Terry J. Kaper
Attorney
Barber, Kaper, Stamm & Robinson

Robert E. Gilders
Chairman
GB Manufacturing

Eugene Burkholder
President
Falor Farm Center

Al Kreuz
Retired Fulton County Commissioner

Donald G. Gerdes
Human Resource Manager
Worthington Steel, Delta

BRYAN EAST HIGH OFFICE

David C. Frazer
Asst. Vice President
Branch Manager

Carol L. Church
Asst. Cashier
Asst. Branch Manager

BRYAN SOUTHTOWNE OFFICE

Michael T. Smith
Asst. Vice President
Branch Manager

Ruth M. Ford
Asst. Cashier
Asst. Branch Manager

Richard S. Bruce
Asst. Vice President
Commercial Loan Officer

BRYAN ADVISORY BOARD

Rusty Brunicardi
President/Chief Executive Officer
Community Hospital of Williams Co., Inc.

D. Robert Shaffer
Farmer

Dr. C. Nicholas Walz
President
Bryan Medical Goup

Paul R. Manley
Director of Intercompany Synergies
Sauder Woodworking Co.

Garry Courtney
President/CEO
C.E. Electronics

MONTPELIER W. MAIN OFFICE

Lance D. Nofziger
Asst. Cashier
Branch Manager

Jeannie L. VonDeylen
Asst. Branch Manager

MONTPELIER EASTSIDE OFFICE

Kelly L. Bentley
Asst. Cashier
Branch Manager

Barry R. VonDeylen
Asst. Branch Manager

MONTPELIER ADVISORY BOARD

Gregory D. Shoup
President
Peltcs Lumber Co., Inc.

Richard S. Dye
Self-employed

Robert D. Mercer
President
Bob Mercer Realty and Auctions

George B. Rings
Pharmacist
Rings Pharmacy

NAPOLEON OFFICE

Stephen E. Jackson
Asst. Vice President
Branch Manager

Diana J. Dennie
Asst. Cashier
Asst. Branch Manager

Michael F. Schnitkey
Asst. Cashier
Agri Finance Officer

Gary W. Spencer
Asst. Vice President
Commercial Loan Officer


F
M

NAPOLEON ADVISORY BOARD

Barbara C. Schie
Office Manager
Fulton Anesthesia Associates, Inc.

David M. Damman
Farm Drainage Contractor
Farmer

James J. Van Poppel
President
Van Poppel Limited

Dennis L. Meyer
Realtor
Reiser Realty

SWANTON OFFICE

Barry N. Gray
Asst. Vice President
Branch Manager

Debra J. Kauffman
Asst. Cashier
Asst. Branch Manager

SWANTON ADVISORY BOARD

Anthony G. Fry
Member
Select Stone LLC

Daniel P. McQuade
Attorney
The McQuades Co., LPA

Lisa J. Mitchell
Owner / Manager
Swanton Health Care Center

Norman Zeiter
President / Owner
Swanton Welding Co.

DEFIANCE OFFICE

David A. Kunesh
Asst. Vice President
Branch Manager

Lillian Sue Cuevas
Asst. Cashier
Asst. Branch Manager



Krouse, Kern&Co., Inc.
CERTIFIED PUBLIC ACCOUNTANTS

6509 MUTUAL DRIVE
FORT WAYNE, INDIANA 46825

219-496-8297
FAX 219-496-8107

1210 WEST HIGH STREET
BRYAN, OHIO 43506

419-636-4569
FAX 419-636-4560

110 WEST AIRPORT HIGHWAY
SUITE 203
SWANTON, OHIO 43558

419-826-9955

January 11, 2002

Board of Directors
Farmers & Merchants Bancorp, Inc.
Archbold, Ohio

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated balance sheets of Farmers & Merchants Bancorp, Inc. and subsidiaries, Archbold, Ohio, as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers & Merchants Bancorp, Inc. and subsidiaries, as of December 31, 2001 and 2000, and the results of its consolidated operations and cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Krouse, Kern & Co., Inc.
KROUSE, KERN & CO., INC.
Fort Wayne, Indiana

Member of
Polaris International

FARMERS & MERCHANTS BANCORP, INC.

Consolidated Balance Sheets

December 31, 2001 and 2000

ASSETS

	(In Thousands)	
	2001	2000
Cash and due from banks	$ 17,842	$ 17,951
Interest bearing deposits with banks	146	100
Federal funds sold	-	370
Securities available for sale at fair value	172,963	113,259
Federal Home Loan Bank stock	3,178	2,973
Loans, less allowance for loan losses of $7,275 for 2001 and $7,160 for 2000	453,836	479,587
Loans held for resale	13,788	328
Finance lease receivable	619	730
Bank premises and equipment-net	12,332	10,354
Accrued interest and other assets	8,922	9,508
TOTAL ASSETS	$ 683,626	$ 635,160

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
LIABILITIES:		
Deposits:		
Demand	$ 41,991	$ 40,729
NOW accounts	84,763	52,850
Savings	111,213	110,393
Time	328,190	312,491
Total Deposits	566,157	516,463
Federal funds purchased	5,595	-
Securities sold under agreement to repurchase	20,944	18,903
Other borrowings	17,410	30,786
Dividend payable	715	585
Accrued interest and other liabilities	2,455	3,435
Total Liabilities	613,276	570,172
SHAREHOLDERS' EQUITY:		
Common stock, no par value - authorized 1,500,000 shares; issued and outstanding 1,300,000 shares	12,677	12,677
Undivided profits	56,092	51,416
Accumulated other comprehensive income	1,581	895
Total Shareholders' Equity	70,350	64,988
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 683,626	$ 635,160

See Accompanying Notes to Consolidated Financial Statements.

FARMERS & MERCHANTS BANCORP, INC.
Consolidated Statements of Income
for the years ended December 31, 2001, 2000 and 1999

	(In Thousands)(Except for Per Share Amounts)		
	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$ 40,728	$ 42,661	$ 37,236
Interest and Dividends on Investment Securities:			
U.S. Treasury and government agency	4,981	3,829	3,754
State and local governments	1,798	1,513	1,645
Corporate debt securities	528	544	849
Dividends	206	209	187
Interest on federal funds sold	473	130	105
Interest on deposits in banks	231	4	3
Total Interest Income	48,945	48,890	43,779
INTEREST EXPENSE:			
Deposits	22,947	22,299	19,776
Borrowed funds	2,501	3,210	1,374
Total Interest Expense	25,448	25,509	21,150
Net Interest Income	23,497	23,381	22,629
PROVISION FOR LOAN LOSSES	2,632	1,496	1,637
NET INCOME AFTER PROVISION FOR LOAN LOSS	20,865	21,885	20,992
OTHER INCOME:			
Service charges on deposit accounts	1,899	1,745	1,524
Other service charges and fees	2,110	1,420	1,435
Mortgage servicing rights income	1,722	113	139
Net securities gains (losses)	228	-	31
Total Other Income	5,959	3,278	3,129
OTHER EXPENSES:			
Salaries and wages	7,059	6,542	5,885
Pension and other employee benefits	1,937	1,603	1,536
Occupancy expense (net)	482	432	542
Furniture and equipment	1,444	1,178	1,272
Data processing fees	1,001	758	766
Franchise taxes	842	772	629
Mortgage servicing rights expense	911	129	163
Other operating expense	3,500	3,240	3,528
Total Other Expenses	17,176	14,654	14,321
INCOME BEFORE INCOME TAXES	9,648	10,509	9,800
INCOME TAXES	2,892	3,118	3,007
NET INCOME	$ 6,756	$ 7,391	$ 6,793
NET INCOME PER SHARE - BASIC	$ 5.20	$ 5.69	$ 5.23
WEIGHTED AVERAGE SHARES OUTSTANDING	1,300,000	1,300,000	1,300,000

See Accompanying Notes to Consolidated Financial Statements.

FARMERS & MERCHANTS BANCORP, INC.

Consolidated Statements of Changes in Shareholder's Equity
for the years ended December 31, 2001, 2000 and 1999

	(In Thousands)			
	Common Stock	Undivided Profits	Accumulated Other Comprehensive Income	Total
BALANCE AT DECEMBER 31, 1998	$ 12,677	$ 41,002	$ 1,671	$55,350
Comprehensive income:				
Net income for 1999	-	6,793	-	6,793
Other comprehensive income net of tax:				
Unrealized gain (loss) on Available-For-Sale securities (net of tax effect of ($1,253))	-	-	(2,454)	(2,454)
Reclassification adjustment (net of tax) for Available-For-Sale securities sold	-	-	20	20
Total comprehensive income				4,359
Cash dividends ($1.40 per share)	-	(1,820)	-	(1,820)
BALANCE AT DECEMBER 31, 1999	12,677	45,975	(763)	57,889
Comprehensive income:				
Net income for 2000	-	7,391	-	7,391
Other comprehensive income net of tax:				
Unrealized loss on Available-For-Sale securities (net of tax effect of $853)	-	-	1,658	1,658
Total comprehensive income				9,049
Cash dividends ($1.50 per share)	-	(1,950)	-	(1,950)
BALANCE AT DECEMBER 31, 2000	12,677	51,416	895	64,988
Comprehensive income:				
Net income for 2001	-	6,756		6,756
Other comprehensive income net of tax:				
Unrealized gain on Available-For-Sale securities (net of tax effect of $431)	-		836	836
Reclassification adjustment (net of tax) for Available-For-Sale securities sold			(150)	(150)
Total comprehensive income				7,442
Cash dividends ($1.60 per share)	-	(2,080)	-	(2,080)
BALANCE AT DECEMBER 31, 2001	$ 12,677	$ 56,092	$ 1,581	$ 70,350

See Accompanying Notes to Consolidated Financial Statements.

FARMERS & MERCHANTS BANCORP, INC.

Consolidated Statements of Cash Flows

for the years ended December 31, 2001, 2000 and 1999

	(In Thousands)		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,756	$ 7,391	$ 6,793
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	1,282	1,096	1,243
Amortization of servicing rights	911	129	163
Amortization of securities premiums/discounts	278	222	413
Provision for loan losses	2,632	1,496	1,637
Provision for deferred income taxes	365	(55)	(172)
(Gain) loss on sale equipment and other assets	21	(80)	(114)
(Gain) loss on sale of securities	(228)	-	(31)
Originations of mortgage loans held for sale	(141,754)	(21,553)	(33,426)
Proceeds from mortgage loans held for sale	128,293	21,727	33,542
Net change in other assets/liabilities	(2,027)	(2,807)	633
Net Cash Provided (Used) by Operating Activities	(3,471)	7,566	10,681
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of bank premises and equipment	(3,469)	(1,276)	(1,991)
Proceeds from sale of bank premises and equipment	195	15	-
Maturity proceeds of available-for-sale securities	46,212	28,427	36,635
Sale proceeds of available-for-sale securities	10,882	-	17,114
Purchase of available-for-sale securities	(116,015)	(36,660)	(32,314)
Net (increase) decrease in loans and leases	23,230	(25,585)	(57,863)
Net Cash (Used) by Investing Activities	(38,965)	(35,079)	(38,419)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	49,694	13,297	(9,017)
Net change in short-term borrowings	7,636	11,560	19,427
Proceeds from other borrowings	5,000	27,000	-
Payments on other borrowings	(18,377)	(21,253)	(1,201)
Payment of dividends	(1,950)	(2,015)	(1,820)
Net Cash Provided by Financing Activities	42,003	28,589	7,389
Net Change in Cash and Cash Equivalents	(433)	1,076	(20,349)
CASH AND CASH EQUIVALENTS - January 1	18,421	17,345	37,694
CASH AND CASH EQUIVALENTS - December 31	$ 17,988	$ 18,421	$ 17,345
RECONCILIATION OF CASH AND CASH EQUIVALENTS:			
Cash and due from banks	$ 17,842	$ 17,951	$ 17,245
Interest bearing deposits	146	100	100
Federal funds sold	-	370	-
	$ 17,988	$ 18,421	$ 17,345
SUPPLEMENTARY CASH FLOWS DISCLOSURES:			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 25,665	$ 25,155	$ 21,357
Income taxes	3,480	4,334	2,024

See Accompanying Notes to Consolidated Financial Statements.

FARMERS & MERCHANTS BANCORP, INC.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

NATURE OF ACTIVITIES:

The consolidated income of Farmers & Merchants Bancorp, Inc. is principally from income of the bank subsidiary, The Farmers & Merchants State Bank. The subsidiary Bank grants agribusiness, commercial, consumer and residential loans to customers primarily in northwest Ohio and accounts for 99% of the consolidated revenues.

CONSOLIDATION POLICY:

The consolidated financial statements include the accounts of Farmers & Merchants Bancorp, Inc. and its wholly-owned subsidiaries, The Farmers & Merchants State Bank (the Bank), a commercial banking institution, and the Farmers & Merchants Life Insurance Company, a life, accident and health insurance company. All material inter-company balances and transactions have been eliminated.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS:

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. This includes cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

INVESTMENT SECURITIES:

Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

LOANS:

Loans are stated at the amount of unpaid principal, reduced by unearned discounts and deferred loan fees and costs, as well as, by the allowance for loan losses. Interest on commercial, installment, and real estate loans is accrued on a daily basis based on the principal outstanding.

Generally, a loan (including a loan considered impaired under Statement 114, "Accounting by Creditors for Impairment of a Loan") is classified as nonaccrual and the accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest and these loans are placed on a "cash basis" for purposes of income recognition. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal and accrued interest, and the loan is in the process of collection.

Loans held for resale are valued at the lower of aggregate cost or market, market determined by current market quotations.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

LOANS (Continued):

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as a net adjustment to the related loan's yield. The Bank is generally amortizing these costs over the contractual life of such loans. Fees related to standby letters of credit are recognized at the beginning of the commitment period.

ALLOWANCE FOR LOAN LOSSES:

The allowance for possible loan losses is established through a provision for loan losses charged against income. Loans deemed to be uncollectible and changes in the allowance relating to impaired loans are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb probable loan losses inherent in the loan portfolio for on and off balance sheet credit exposure as of the balance sheet dates. Management's evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated future cash flows. This evaluation is inherently subjective as it may require material estimates including the amount and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

SERVICING ASSETS AND LIABILITIES:

It is the Bank's policy to service loans it has sold to FREDDIE MAC. When the Bank undertakes an obligation to service financial assets, it recognizes either a servicing asset or a servicing liability for that servicing contract at its fair market value. Servicing assets and liabilities are to be amortized in proportion to and over the period of estimated net servicing income. The amount of servicing assets recognized during 2001 was $1.707 million, while servicing assets amortized during 2001 was $911 thousand. Capitalized mortgage servicing rights are included in other assets and totaled $1.666 million and $870 thousand at December 31, 2001 and 2000, respectively. No valuation allowance is required.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

FINANCE LEASES:

Finance leases are recorded at the sum of the minimum lease payments less any executory costs and profit thereon to be paid and any unguaranteed residual value. If the residual is guaranteed, it is included in the minimum lease payments. The difference between the gross investment in the lease and the cost is recorded as unearned income, which is amortized over the lease term by the interest method. The unearned interest is included in the balance sheet as a deduction from the related gross investment, which results in the net investment in the lease.

BANK PREMISES AND EQUIPMENT:

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the various properties and is computed using accelerated methods. Costs for maintenance and repairs are charged to operations as incurred. Gains and losses on dispositions are included in current operations.

OTHER REAL ESTATE OWNED:

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas, costs relating to holding the property are expensed. The portion of interest costs relating to the development of real estate are capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value information about financial instruments, both assets and liabilities, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by assumptions used, including the discount rate and estimates of cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FASB Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

FEDERAL INCOME TAX:

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses and available-for-sale securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files consolidated income tax returns with its bank subsidiary.

EARNINGS PER SHARE:

Basic earnings per share are computed based on the weighted average number of shares of common stock outstanding during each year.

NOTE 2. CASH AND CASH EQUIVALENTS

Banks are required to maintain reserve funds in vault cash and/or on deposit with the Federal Reserve Bank. The aggregate reserves required at December 31, 2001 and 2000 were $8.1 million and $4.8 million, respectively.

NOTE 3. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments in securities as of December 31, are detailed below. Fair market values are based on quoted market prices or dealer quotes.

	(In Thousands)			
	2001			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Gross Market Value
Available-for-Sale:				
U.S. Treasury	$ 4,915	$ 123	$ -	$ 5,038
U.S. Government agency	85,257	2,410	82	87,585
Mortgage-backed securities	21,369	122	82	21,409
State and local governments	50,256	806	243	50,819
Corporate debt securities	7,751	86	746	7,091
Commercial paper	974	-	-	974
Equity securities	47	-	-	47
	$170,569	$ 3,547	$ 1,153	$172,963

NOTE 3. **INVESTMENT SECURITIES** (Continued)

	(In Thousands)			
	2000			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Gross Market Value
Available-for-Sale:				
U.S. Treasury	$ 7,821	$ 100	$ -	$ 7,921
U.S. Government agency	52,540	778	124	53,194
Mortgage-backed securities	7,924	5	66	7,863
State and local governments	31,438	771	52	32,157
Corporate debt securities	9,251	-	55	9,196
Commercial paper	2,908	-	-	2,908
Equity securities	20	-	-	20
	$111,902	$ 1,654	$ 297	$113,259

The gross realized gains and losses for the years ended December 31, are presented below:

	(In Thousands)		
	2001	2000	1999
Gross realized gains	$ 228	$ -	$ 38
Gross realized losses	-	-	7
Net Realized Gains (Losses)	$ 228	$ -	$ 31

The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(In Thousands)	
	Amortized Cost	Fair Value
One year or less	$ 45,269	$ 45,737
After one year through five years	104,738	107,226
After five years through ten years	17,520	17,698
After ten years	2,995	2,255
Total	$170,522	$172,916

NOTE 3. INVESTMENT SECURITIES (Continued)

Investments with a carrying value of $106.6 million and $95.4 million at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and securities sold under repurchase agreements.

NOTE 4. FEDERAL HOME LOAN BANK STOCK

The Federal Home Loan Bank stock is recorded at cost since it is not actively traded, and therefore, has no readily determinable market value. The stock is held as collateral security for all indebtedness of the Bank to the Federal Home Loan Bank.

NOTE 5. LOANS

Loans at December 31, are summarized below:

	(In Thousands)	
Loans:	2001	2000
Real estate	$247,545	$261,289
Commercial and industrial	119,025	96,990
Agricultural (excluding real estate)	31,684	51,337
Consumer and other loans	54,992	68,429
Overdrafts	853	652
Industrial Development Bonds	7,590	8,647
	461,689	487,344
Less: Deferred loan fees and costs	(578)	(597)
	461,111	486,747
Less: Allowance for loan losses	(7,275)	(7,160)
Loans - Net	$453,836	$479,587

The following is a maturity schedule by major category of loans including available for sale loans:

	(In Thousands)		
	Principal Payments Due Within		
	One Year	Two to Five Years	After Five Years
Real estate	$ 5,025	$ 14,118	$242,185
Commercial and industrial	82,539	32,181	35,990
Consumer, Master Card and overdrafts	10,913	42,439	2,497
Industrial Development Bonds	2,148	229	5,213
	$100,625	$ 88,967	$285,885

NOTE 5. **LOANS** (Continued)

The distribution of fixed rate loans and variable rate loans by major loan category is as follows as of December 31, 2001:

	(In Thousands)	
	Fixed Rate	Variable Rate
Real estate	$ 60,138	$201,195
Commercial and industrial	62,557	88,152
Consumer, Master Card and overdrafts	55,143	1,321
Industrial Development Bonds	7,590	-

$139 million in one to four family residential mortgage loans have been pledged as security for loans the Bank has received from the Federal Home Loan Bank.

Senior officers and directors and their affiliated companies were indebted to the Bank in the aggregate of $16.3 and $14.9 million at December 31, 2001 and 2000, respectively. All such loans were made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable loan transactions with other persons. Loans made during 2001 were $57.5 million and repayments were $56.1 million. In the opinion of management, these loans do not involve more than normal risk of collectibility or possess other unfavorable features.

As of December 31, 2001 there were $3.3 million of undisbursed loans in process.

Loans for which the Bank is providing collection services is $191.7, $163.5 and $158.2 million for 2001, 2000 and 1999, respectively. Servicing assets recognized during 2001 amounted to $1.7 million and amortization of servicing assets amounted to $911 thousand. The fair value of recognized servicing assets was $1.9 million, fair value being determined by the present value of expected future cash flows. No allowance for impairment has been provided.

The following is an analysis of the allowance for loan loss:

	(In Thousands)		
	2001	2000	1999
Allowance for Loan Losses:			
Balance at beginning of year	$ 7,160	$ 6,750	$ 5,850
Provision for loan loss	2,632	1,496	1,637
Recoveries	617	1,287	837
Loans charged off	(3,134)	(2,373)	(1,574)
	$ 7,275	$ 7,160	$ 6,750

NOTE 5. LOANS (Continued)

As of December 31, 2001 and 2000, the recorded investment in impaired loans amounted to approximately $16.2 and $9.3 million, respectively. The average recorded investment in impaired loans amounted to approximately $12.8 million, $8.6 million and $6.5 million for 2001, 2000 and 1999, respectively. Of the loans that were considered impaired for 2001 and 2000, the recorded investment in impaired loans that have a related allowance determined in accordance with SFAS No. 114 was $5.1 million and $6.5 million, respectively for which the related allowance for loan loss was $3.8 million and $3.4 million, respectively. As of December 31, 2001 there were no commitments to lend additional funds to debtors whose loans are not performing.

The Bank stops accruing interest income when a loan is deemed to be impaired, and recognizes interest income when the interest income is actually received. Interest income recognized on impaired loans was $257, $177 and $53 thousand for 2001, 2000 and 1999, respectively.

Loans held for sale are residential mortgage loans that will be sold to FREDDIE MAC. Fair market value has been determined based upon the market in which the Bank normally operates and includes consideration of all open positions, outstanding commitments, and related fees paid. Gains or losses are recognized at settlement dates and are determined by the difference between the sales price and the carrying value. Gains and losses are included in other income.

NOTE 6. FINANCE LEASE RECEIVABLE

Finance leases as of December 31 are as follows:

	(In Thousands)	
	2001	2000
Gross investment in leases	$ 684	$ 820
Unearned income	(65)	(90)
Finance Lease Receivable	$ 619	$ 730

All amounts are considered collectible, and therefore, no allowance has been provided.

NOTE 7. **BANK PREMISES AND EQUIPMENT**

The major categories of banking premises and equipment and accumulated depreciation at December 31 are summarized below:

	(In Thousands)	
	2001	2000
Land	$ 2,601	$ 2,614
Buildings	10,661	9,349
Furnishings	8,308	6,390
	21,570	17,137
Less: Accumulated depreciation	(9,238)	(7,999)
Bank Premises and Equipment (Net)	$ 12,332	$ 10,354

NOTE 8. DEPOSITS

Time deposits at December 31 consist of the following:

	(In Thousands)	
	2001	2000
Time deposits under $100,000	$246,455	$238,946
Time deposits of $100,000 or more	81,735	73,545
	$328,190	$312,491

For each of the five years subsequent to December 31, 2001, maturities for time deposits having a remaining term of more than one year follows:

2003	$135,698
2004	56,378
2005	4,239
2006 and thereafter	1,818

Deposits to directors, executive officers companies in which they have a direct or indirect ownership as of December 31, 2001 and 2000 amounted to $10.7 million and $14.7 million, respectively.

NOTE 9. REPURCHASE AGREEMENTS

The Bank's policy requires qualifying securities as collateral for the underlying repurchase agreements. As of December 31, 2001 and 2000 securities with a book value of $33.1 million and $25.2 million, respectively, were underlying the repurchase agreements and were under the Bank's control.

NOTE 10. OTHER BORROWINGS

Other borrowings consisted of the following at December 31:

	(In Thousands)	
	2001	2000
Federal Home Loan Bank, various loans due in monthly installments of $161 thousand including interest plus annual principal payments of $400 thousand plus interest at fixed rates from 5.4% to 6.88%. Notes are secured by a blanket lien on 100% of the one to four family residential mortgage portfolio and Federal Home Loan Bank Stock	$ 17,410	$ 30,786

NOTE 10. OTHER BORROWINGS (Continued)

The following is a schedule by years of future minimum principal payments as of December 31:

2002	$ 2,463
2003	7,309
2004	1,875
2005	1,713
2006	1,634
2007 and thereafter	2,416
	$ 17,410

NOTE 11. FEDERAL INCOME TAXES

Deferred tax assets and liabilities at December 31 are comprised of the following:

	(In Thousands)	
	2001	2000
Deferred Tax Assets:		
Allowance for loan losses	$ 2,187	$ 2,142
Net unrealized loss on available-for-sale securities	-	-
	2,187	2,142
Deferred Tax Liabilities:		
Accreted discounts on bonds	139	67
FHLB stock dividends	497	427
Mortgage servicing rights	567	297
Other	50	52
Net unrealized gain on available-for-sale securities	814	461
	2,067	1,304
Net Deferred Tax Asset	$ 120	$ 838

The Company has not recorded a valuation allowance for deferred tax assets because management believes that it is more likely than not that they will be ultimately realized.

NOTE 11. FEDERAL INCOME TAXES (Continued)

The components of income tax expense for the years ended December 31 are as follows:

	(In Thousands)		
	2001	2000	1999
Current:			
Federal	$ 2,732	$ 3,173	$ 3,195
Deferred:			
Federal	160	(55)	(188)
	$ 2,892	$ 3,118	$ 3,007

	(In Thousands)		
	2001	2000	1999
Income tax at statutory rates	$ 3,411	$ 3,485	$ 3,399
Tax effect:			
Tax exempt interest	(596)	(447)	(468)
Costs attributable to tax exempt interest	77	80	76
	$ 2,892	$ 3,118	$ 3,007

NOTE 12. RETIREMENT INCOME PLAN

The Bank has established a 401(k) profit sharing plan which allows eligible employees to save at a minimum one percent of eligible compensation on a pre-tax basis, subject to certain Internal Revenue Service limitations. The Bank will match 50% of employee 401(k) contributions up to four percent of total eligible compensation. In addition the Bank may make a discretionary contribution from time to time as is deemed advisable. A participant is 100% vested in the participant's deferral contributions and employer matching contributions. A seven year vesting schedule applies to employer discretionary contributions.

In order to be eligible to participate, the employee must be 21 years of age, completed six months of service, work 1,000 hours in the plan year and be employed on the last day of the year. Entry dates have been established at January 1 and July 1 of each year.

The plan calls for only lump-sum distributions upon either termination of employment, retirement, death or disability.

Contributions to the 401(k) profit sharing plan for both the employer matching contribution and the discretionary contribution were $472, $410, and $363 thousand for 2001, 2000 and 1999, respectively.

NOTE 13. RELATED PARTY TRANSACTIONS

The Bank has conducted transactions with its officers and directors as set forth in Notes 5and 8.

NOTE 14. COMMITMENTS AND CONTINGENT LIABILITIES

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, credit card arrangements and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, is as follows:

	(In Thousands)	
	2001	2000
Commitments to extend credit	$ 81,654	$ 74,745
Credit card arrangements	23,809	19,515
Standby letters of credit	1,971	898

Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded in the financial statements. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they generally do not present any significant liquidity risk to the Bank.

In the ordinary course of business, the company at times, is subject to pending and threatened legal actions and proceedings. It is the opinion of management that the outcome of any such matters and proceedings would not have a material effect on the financial position of the company.

NOTE 15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

All of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area of northwest Ohio. All such customers are depositors of the Bank. Also, investments in state and municipal securities may involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 5. Standby letters of credit were granted primarily to commercial borrowers.

NOTE 16. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet the minimum regulatory requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

NOTE 16. REGULATORY CAPITAL REQUIREMENTS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all the capital adequacy requirements to which it is subject.

As of December 31, 2001 the most recent notification from the FDIC indicated the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios as of December 31, 2001 and 2000 are as follows:

	Actual		For Capital Adequacy Purposes (a)		To Be Well Capitalized Under the Prompt Corrective Action Provisions (a)	
	(000's) Amount	Ratio	(000's) Amount	Ratio	(000's) Amount	Ratio
As of December 31, 2001:						
Total Risk-Based Capital (to Risk Weighted Assets)						
Consolidated	$ 76,030	16.78%	$ 36,255	8.00%	$ -	N/A
Farmers & Merchants State Bank	73,717	15.16%	38,900	8.00%	48,625	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	68,769	15.17%	18,127	4.00%	-	N/A
Farmers & Merchants State Bank	57,625	11.85%	19,451	4.00%	29,177	6.00%
Tier 1 Capital (to Adjusted Total Assets)						
Consolidated	68,769	10.01%	27,488	4.00%	-	N/A
Farmers & Merchants State Bank	57,625	8.39%	27,473	4.00%	34,341	5.00%

NOTE 16. REGULATORY CAPITAL REQUIREMENTS (Continued)

	Actual		For Capital Adequacy Purposes (a)		To Be Well Capitalized Under the Prompt Corrective Action Provisions (a)	
	(000's) Amount	Ratio	(000's) Amount	Ratio	(000's) Amount	Ratio
As of December 31, 2000:						
Total Risk-Based Capital (to Risk Weighted Assets)						
Consolidated	$ 69,581	15.6%	$ 35,680	8.0%	$ -	N/A
Farmers & Merchants State Bank	69,199	14.6%	37,920	8.0%	47,400	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	63,977	14.3%	17,900	4.0%	-	N/A
Farmers & Merchants State Bank	53,274	11.3%	18,860	4.0%	28,290	6.0%
Tier 1 Capital (to Adjusted Total Assets)						
Consolidated	63,977	10.2%	25,090	4.0%	-	N/A
Farmers & Merchants State Bank	53,274	8.5%	25,070	4.0%	31,340	5.0%

(a) The amount and ratios provided are minimums under the regulations.

The Bank is restricted as to the amount of dividends that can be paid. Dividends declared by the Bank that exceed the net income for the current year plus retained income for the preceding two years must be approved by federal and state regulatory agencies. Under this formula dividends of $14.3 million may be paid without prior regulatory approval. Regardless of formal regulatory restrictions, the Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above.

NOTE 17. FAIR VALUE INFORMATION AND INTEREST RATE RISK

Fair values of financial instruments are management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including deferred tax assets, premises and equipment and intangibles. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

NOTE 17. FAIR VALUE INFORMATION AND INTEREST RATE RISK (Continued)

The book values and estimated fair values for on and off-balance sheet financial instruments as of December 31, 2001 and 2000 are reflected below:

	2001		2000	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 17,842	$ 17,842	$ 17,951	$ 17,951
Interest bearing deposits	146	146	100	100
Federal funds sold	-	-	370	370
Available-for-sale securities	172,963	172,963	113,259	113,259
Federal Home Loan Bank	3,178	3,178	2,973	2,973
Net loans	468,243	489,264	480,645	492,595
Interest receivable	6,287	6,287	5,077	5,077
Financial Liabilities:				
Deposits	$566,157	$574,852	$516,463	$518,648
Short-term borrowings:				
Federal funds purchased	5,595	5,595	-	-
Repurchase agreement sold	20,944	20,944	18,903	18,903
Other borrowings	17,410	17,766	30,786	31,313
Interest payable	1,921	1,921	1,784	1,784
Off-Balance-Sheet Financial Instruments:				
Commitments to extend credit	105,463	105,463	94,260	94,260
Standby letters of credit	1,971	1,971	898	898

The following assumptions and methods were used in estimating the fair value for financial instruments:

CASH AND SHORT-TERM INVESTMENTS:

The carrrying amounts reported in the balance sheet for cash and due from banks and federal funds sold approximate their fair values.

INVESTMENT SECURITIES:

Fair values for securities are based on quoted market prices, where available. If quoted prices are not available, fair values are based on quoted market prices of comparable instruments.

NOTE 17. FAIR VALUE INFORMATION AND INTEREST RATE RISK (Continued)

STOCK IN FEDERAL HOME LOAN BANK:

No ready market exists for the stock, and it has no quoted market value. The stock is redeemable at par; therefore, fair value equals cost.

LOANS:

Most commercial and real estate mortgage loans are made on a variable rate basis. For those variable-rate loans that reprice frequently, and with no significant change in credit risk, fair values are based on carrying values. The fair values of the fixed rate and all other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

DEPOSITS:

The fair values disclosed for deposits with no defined maturities are equal to their carrying amounts, which represent the amount payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair value at the reporting date. Fair value for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

BORROWINGS:

Short-term borrowings are carried at cost that approximates fair value. Other long-term debt was generally valued using a discounted cash flows analysis with a discounted rate based on current incremental borrowing rates for similar types of arrangements, or if not available, based on an approach similar to that used for loans and deposits. Long-term borrowings include their related current maturities.

ACCRUED INTEREST RECEIVABLE AND PAYABLE:

The carrying amounts of accrued interest approximate their fair values.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The amounts shown under carrying value represent accruals or deferred fees arising from the related off-balance-sheet financial instruments. Fair value for off-balance-sheet financial instruments are based fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

NOTE 17. FAIR VALUE INFORMATION AND INTEREST RATE RISK (Continued)

INTEREST RATE RISK:

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are more likely to prepay in a falling rate environment and less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

NOTE 18. FARMERS & MERCHANTS BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

	(In Thousands)	
	2001	2000
ASSETS:		
Cash	$ 773	$ 706
Related party receivables:		
Dividends	715	300
Note receivable	10,000	10,000
Investment in subsidiaries	59,756	54,741
TOTAL ASSETS	$ 71,244	$ 65,747
LIABILITIES:		
Accrued expenses	$ 179	$ 174
Dividends payable	715	585
Total Liabilities	894	759
SHAREHOLDERS' EQUITY:		
Common stock, no par value - 1,500,000 shares authorized; 1,300,000 shares issued	12,677	12,677
Undivided profits	56,092	51,416
Accumulated other comprehensive income	1,581	895
Total Shareholders' Equity	70,350	64,988
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 71,244	$ 65,747

NOTE 18. **FARMERS & MERCHANTS BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION** (Continued)

STATEMENTS OF INCOME

	(In Thousands)		
	2001	2000	1999
INCOME:			
Equity in net income of subsidiaries	$ 6,409	$ 7,055	$ 6,451
Interest income	600	600	600
Total Income	7,009	7,655	7,051
EXPENSES:			
Miscellaneous	23	23	14
Professional fees	14	17	18
Supplies	7	7	6
Taxes	30	43	44
Total Expense	74	90	82
INCOME BEFORE INCOME TAXES	6,935	7,565	6,969
INCOME TAXES	179	174	176
NET INCOME	$ 6,756	$ 7,391	$ 6,793

NOTE 18. FARMERS & MERCHANTS BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (Continued)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	(In Thousands)			
	Common Stock	Undivided Profits	Accumulated Other Comprehensive Income	Total
BALANCE at December 31, 1998	$ 12,677	$ 41,002	$ 1,671	$ 55,350
Comprehensive income:				
Net income for 1999	-	6,793	-	6,793
Other comprehensive income net of tax:				
Unrealized (loss) on Available-For-Sale securities (net of tax effect of ($1,253))	-	-	(2,454)	(2,454)
Reclassification adjustment for available for sale securities sold (net of tax)			20	20
Total comprehensive income				4,359
Dividends ($1.40 per share)	-	(1,820)	-	(1,820)
BALANCE at December 31, 1999	12,677	45,975	(763)	57,889
Comprehensive income:				
Net income for 2000	-	7,391	-	7,391
Other comprehensive income net of tax:				
Unrealized gain on Available-For-Sale securities (net of tax effect of $853)	-	-	1,658	1,658
Total comprehensive income				9,049
Dividends ($1.50 per share)	-	(1,950)	-	(1,950)
BALANCE at December 31, 2000	12,677	51,416	895	64,988
Comprehensive income:				
Net income for 2001	-	6,756	-	6,756
Other comprehensive income net of tax:				
Unrealized gain on Available-For-Sale securities (net of tax effect of $431)	-	-	836	836
Reclassification adjustment for available for sale securities sold (net of tax)			(150)	(150)
Total comprehensive income				7,442
Dividends ($1.60 per share)	-	(2,080)	-	(2,080)
BALANCE AT DECEMBER 31, 2001	$ 12,677	$ 56,092	$ 1,581	$ 70,350

NOTE 18. FARMERS & MERCHANTS BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS

	(In Thousands)		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,756	$ 7,391	$ 6,793
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Equity in undistributed net income of subsidiaries	(6,409)	(7,055)	(6,451)
Changes in Operating Assets and Liabilities:			
Accrued expenses	5	(2)	(178)
Net Cash Provided by Operating Activities	352	334	164
CASH FLOWS FROM INVESTING ACTIVITIES:			
Dividends from wholly-owned subsidiaries	1,665	1,718	1,640
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment of dividends	(1,950)	(2,015)	(1,820)
Net Change in Cash and Cash Equivalents	67	37	(16)
CASH AND CASH EQUIVALENTS - beginning of year	706	669	685
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 773	$ 706	$ 669

FARMERS & MERCHANTS BANCORP, INC.

Five-Year Summary of Consolidated Operations

	2001	2000	1999	1998	1997
Summary of Income:					
Interest income	$ 48,945	$ 48,890	$ 43,779	$ 42,888	$ 40,158
Interest expense	25,448	25,509	21,150	22,085	21,139
Net Interest Income	23,497	23,381	22,629	20,803	19,019
Provision for loan loss	2,632	1,496	1,637	892	1,111
Net interest income after provision for loan loss	20,865	21,885	20,992	19,911	17,908
Other income (expense)	(11,217)	(11,376)	(11,192)	(8,841)	(8,096)
Net income before income taxes	9,648	10,509	9,800	11,070	9,812
Income taxes	2,892	3,118	3,007	3,413	3,035
Net income	$ 6,756	$ 7,391	$ 6,793	$ 7,657	$ 6,777
Per Share of Common Stock:					
Earnings per common share outstanding (Based on weighted average number of shares outstanding):					
Net income	$ 5.20	$ 5.69	$ 5.23	$ 5.89	$ 5.22
Dividends	$ 1.60	$ 1.50	$ 1.40	$ 1.40	$ 1.25
Weighted average number of shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000
Year-end assets	$ 683,626	$ 635,160	$ 598,529	$ 585,869	$ 528,273
Average assets	663,469	619,075	585,189	553,277	510,163
Year-end capital	70,350	64,988	57,889	55,350	48,844
Average equity capital	69,429	61,488	56,862	52,940	46,548

See Independent Auditors' Report on Supplementary Information.

FARMERS & MERCHANTS BANCORP, INC.

Quarterly Financial Data

	Quarter Ended in 2001			
	Mar 31	Jun 30	Sep 30	Dec 31
Summary of Income:				
Interest income	$ 12,711	$ 12,686	$ 12,029	$ 11,519
Interest expense	6,886	6,541	6,178	5,843
Net Interest Income	5,825	6,145	5,851	5,676
Provision for loan loss	184	486	152	1,810
Net interest income after provision for loan loss	5,641	5,659	5,699	3,866
Other income (expense)	(2,891)	(2,677)	(3,100)	(2,549)
Net income before income taxes	2,750	2,982	2,599	1,317
Income taxes	832	851	713	496
Net income	$ 1,918	$ 2,131	$ 1,886	$ 821
Earnings Per Common Share	$ 1.48	$ 1.64	$ 1.45	$ 0.63
Average common shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000

	Quarter Ended in 2000			
	Mar 31	Jun 30	Sep 30	Dec 31
Summary of Income:				
Interest income	$ 11,642	$ 10,578	$ 12,421	$ 14,249
Interest expense	5,776	5,095	6,655	7,983
Net Interest Income	5,866	5,483	5,766	6,266
Provision for loan loss	167	183	630	516
Net interest income after provision for loan loss	5,699	5,300	5,136	5,750
Other income (expense)	(2,952)	(2,822)	(2,947)	(2,655)
Net income before income taxes	2,747	2,478	2,189	3,095
Income taxes	758	627	615	1,118
Net income	$ 1,989	$ 1,851	$ 1,574	$ 1,977
Earnings Per Common Share	$ 1.53	$ 1.42	$ 1.21	$ 1.52
Average common shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000

FARMERS & MERCHANTS BANCORP, INC.

SELECTED FINANCIAL DATA BY MANAGEMENT

Key Ratios:

	1997	1998	1999	2000	2001
Return on average equity	14.56 %	14.46 %	11.95 %	12.02 %	9.73 %
Return on average assets	1.33 %	1.38 %	1.16 %	1.19 %	1.02 %
Loan to deposit ratio	86.31 %	78.33 %	92.13 %	93.00 %	82.71 %
Capital to assets ratio	9.25 %	9.45 %	9.67 %	10.23 %	10.29 %


16.00 %
14.00 %
12.00 %
10.00 %
8.00 %
6.00 %
4.00 %
2.00 %
0.00 %
1997
1998
1999
2000
2001
Return on average equity


1.40 %
1.20 %
1.00 %
0.80 %
0.60 %
0.40 %
0.20 %
0.00 %
1997
1998
1999
2000
2001
Return on average assets


100.00 %
90.00 %
80.00 %
70.00 %
60.00 %
50.00 %
40.00 %
30.00 %
20.00 %
10.00 %
0.00 %
1997
1998
1999
2000
2001
Loan to deposit ratio


Capital to assets ratio
12.00 %
10.00 %
8.00 %
6.00 %
4.00 %
2.00 %
0.00 %
1997
1998
1999
2000
2001
Capital to assets ratio

FARMERS & MERCHANTS BANCORP, INC.

SELECTED FINANCIAL DATA BY MANAGEMENT

(In Thousands Except for Per Share Amounts)

	1997	1998	1999	2000	2001
Loans	$397,295	$401,192	$456,617	$480,645	$468,243
Total Assets	$528,273	$585,869	$598,529	$635,160	$683,626
Shareholders' Equity	$ 48,844	$ 55,350	$ 57,889	$ 64,988	$ 70,350
Interest Income	$ 40,158	$ 42,888	$ 43,779	$ 48,890	$ 48,945
Interest Expense	$ 21,139	$ 22,085	$ 21,150	$ 25,509	$ 25,448
Net Interest	$ 19,019	$ 20,803	$ 22,629	$ 23,381	$ 23,497
Other Expense	$ 8,096	$ 8,841	$ 11,192	$ 11,376	$ 11,216
Federal Income Tax	$ 3,035	$ 3,413	$ 3,007	$ 3,118	$ 2,892
Net Income	$ 6,777	$ 7,657	$ 6,793	$ 7,391	$ 6,756
Net Income per Share	$ 5.22	$ 5.89	$ 5.23	$ 5.69	$ 5.20
Dividends per Share	$ 1.25	$ 1.40	$ 1.40	$ 1.50	$ 1.60


$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
1997
1998
1999
2000
2001
Loans
Total Assets
Shareholders' Equity


$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
1997
1998
1999
2000
2001
Interest Income
Interest Expense
Net Interest


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
1997
1998
1999
2000
2001
Other Expense
Net Income
Federal Income Tax


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
1997
1998
1999
2000
2001
Net Income per Share
Dividends per Share

FARMERS & MERCHANTS BANCORP, INC.

SELECTED FINANCIAL DATA BY MANAGEMENT

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Farmers & Merchants Bancorp, Inc. has again continued its consistent pattern of solid income and asset growth. Total interest income remained steady at $48.9 for both 2001 and 2000 compared to $43.8 million for 1999. Interest income from loans decreased slightly from $42.6 million for 2000 to $40.7 million for 2001 while still higher than 1999 levels of $37.2 million. This is a result of the loan portfolio decreasing from $480.6 million for 2000 to $468.2 million for 2001 representing a 2.6% decrease, and also as a result of decreasing interest rates. Interest expense has also remained stable at $25.4 million compared to $25.5 million for 2000 and $21.1 million for 1999 even though deposits have risen from $516.4 million for 2000 to $566.1 million for 2001. As a result net interest income also remained stable at $23.5 million for 2001 compared to $23.4 million for 2000 and $22.6 million for 1999.

Other income has increased to $5.6 million for 2001 compared to $3.3 million and $3.1 million for 2000 and 1999, respectively. This increase was primarily a result of an increase in mortgage servicing income that was a result of refinancing of residential mortgages because of the fall in interest rates during 2001. There was also an increase in other service charges such as mastercard fees, profit on checks and miscellaneous customer service charges.

Operating expenses also increased in virtually every category as a result of additional services required to accommodate the increased activity in loans and deposits. Operating expenses for 2001 were $17.2 million compared to $14.6 million and $14.3 million for 2000 and 1999, respectively.

LIQUIDITY

Maintaining sufficient funds to meet depositor and borrower needs on a daily basis continue to be among management's top priorities. This is accomplished not only by the immediately liquid resources of cash, due from banks and federal funds sold, but also by the Company's available for sale securities portfolio. The average aggregate balance of these assets was $136.3 million for 2001 representing 20.5% of total average assets. Of the $170.5 million of debt securities in the portfolio as of December 31, 2001, $45.3 million or 26.5% of the portfolio is expected to mature in 2002.

CAPITAL RESOURCES

Shareholders' equity was $70 million at December 31, 2001 compared to $65 million for 2000. The company continues to have a strong capital base and its bank subsidiary, The Farmers & Merchants State Bank, continues to maintain regulatory capital ratios that are significantly above the defined regulatory capital ratios.

At December 31, 2001, The Farmers & Merchants State Bank had a total risk-based capital ratio of 15.2% and a 11.8% core capital to risk-based asset ratio which are well in excess of regulatory guidelines. The bank's leverage ratio of 8.4% is also substantially in excess of regulatory guidelines. These ratios compare to 14.6%, 11.3% and 8.5%, respectively for 2000.

The Company's subsidiaries are restricted by regulations from making dividend distributions in excess of certain prescribed amounts.

To accommodate future growth and provide for space for the Company's bank subsidiary's operations department, a $4 million construction project is expected to commence in 2002.

MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates and equity prices. The primary market risk to which The Company is subject is interest rate risk. The majority of the Company's interest rate risk arises from the instruments, positions and transactions entered into for purposes other than trading such as loans, available for sale securities, interest bearing deposits, short term borrowings and long term borrowings. Interest rate risk occurs when interest bearing assets and liabilities reprice at different times as market interest rates change. For example, if fixed rate assets are funded with variable rate debt, the spread between asset and liability rates will decline or turn negative if rates increase.

Interest rate risk is managed within an overall asset/liability framework for the Company. The principal objectives of asset/liability management are to manage sensitivity of net interest spreads and net income to potential changes in interest rates. Funding positions are kept within predetermined limits designed to ensure that risk-taking is not excessive and that liquidity is properly managed. The Company employs a sensitivity analysis in the form of a net interest income to help in this analysis.

TRADING MARKET FOR THE COMPANY'S STOCK

The Company's stock is not actively traded on any exchange. The range and sales prices, based upon information that the Company has been made aware, are listed below:

		Stock Prices	
	Quarter	Low	High
2001 — by quarter	1st	$ 85.00	$ 105.00
	2nd	85.00	115.00
	3rd	90.00	105.00
	4th	90.00	130.00
2000 — by quarter	1st	$ 80.00	$ 115.00
	2nd	80.00	115.00
	3rd	85.00	115.00
	4th	85.00	120.00

Dividends declared on a quarterly basis for the last two fiscal years:

	Quarter	2001	2000
Dividends declared per share			
	1st	$ .35	$ .35
	2nd	.35	.35
	3rd	.35	.35
	4th	.55	.45

There are no conditions that currently exist that would indicate that dividends comparable to those paid in the last two years could not be paid in the foreseeable future.

January 11, 2002

To the Board of Directors
The Farmers & Merchants State Bank
Archbold, Ohio



Krouse, Kern & Co., Inc.
CERTIFIED PUBLIC ACCOUNTANTS

6509 MUTUAL DRIVE
FORT WAYNE, INDIANA 46825

219-496-8297
FAX 219-496-8107

1210 WEST HIGH STREET
BRYAN, OHIO 43506

419-636-4569
FAX 419-636-4560

110 WEST AIRPORT HIGHWAY
SUITE 203
SWANTON, OHIO 43558

419-826-9855

INDEPENDENT AUDITORS' REPORT

We have examined management's assertion included in the accompanying Management Report that The Farmers & Merchants State Bank maintained a system of internal control over financial reporting which is designed to provide reasonable assurance to the Bank's management and Board of Directors regarding the preparation of reliable published financial statements in accordance with accounting principles generally accepted in the United States of America as of December 31, 2001, based upon criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of The Farmers & Merchants State Bank is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assertion based upon our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that The Farmers & Merchants State Bank maintained a system of internal control over financial reporting which is designed to provided reasonable assurance to the Bank's management and Board of Directors regarding the preparation of reliable published financial statements in accordance with accounting principles generally accepted in the United States of America as of December 31, 2001, is fairly stated, in all material respects, based upon criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Krouse, Kern & Co., Inc.

KROUSE, KERN & CO., INC.
Fort Wayne, Indiana

MANAGEMENT REPORT
as of December 31, 2001

FINANCIAL STATEMENTS

Management of The Farmers & Merchants State Bank is responsible for the preparation, integrity and fair presentation of its published financial statements as of December 31, 2001, and for the year then ended. The financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts, some of which are based on judgments and estimates of management.

INTERNAL CONTROLS

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting. The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2001. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that The Farmers & Merchants State Bank maintained an effective internal control structure over financial reporting as of December 31, 2001.

DESIGNATED LAWS

Management is also responsible for compliance with the federal and state laws and regulations relating to safety and soundness, including those designated laws and regulations regarding dividend restrictions and loans to insiders. Based on our assessment, management believes The Farmers & Merchants State Bank complied in all material respects, with those designated laws and regulations for the year ended December 31, 2001.

307-11 North Defiance Street, P.O. Box 216
Archbold, Ohio 43502
Phone (419) 446-2501 • Fax (419) 446-2982

1313 South Defiance Street, P.O. Box 216
Archbold, Ohio 43502
Phone (419) 446-2531 • Fax (419) 446-0254

2001 ANNUAL REPORT PHOTOS



Director Plassman retires from Board
Seated from left: Maynard Sauder, Harold Plassman, Eugene Bernath
Middle row from left: Merle Short, Joe Crossgrove, Robert Frey, Dale Nafziger, Julian Giovarelli
Back Row from left: Anthony Rupp, Jack Johnson, James Saneholtz, Jerry Boyers, Dexter Benecke



Wauseon Downtown Employees donate to Horseback Haven
Jean Horwath, AC/Wauseon Downtown Asst. Mgr. presents check to Diane Timbrook, Director of Horseback Haven.


The FM ARMERS & ERCHANTS STATE BANK



Wauseon Homecoming Parade
Susan Dieringer, AC/Wauseon Shoop Asst. Mgr. and Becky Huddy, Shoop New Accts. Rep. and Moola Moola participating in the Wauseon Homecoming Parade.



Branch Administrator & Managers
Seated from left: Stephen Jackson, AVP/Napoleon; Ronald Short, AVP/Stryker; Lance Nofziger, AC/Montpelier W. Main
Middle row from left: Kelly Bentley, AC/Montpelier Eastside; Deborah Shinabery, AVP/Archbold Woodland; Carol England, AVP/Wauseon Downtown; Gloria Gunn, AVP/Wauseon Shoop; Cynthia Knauer, AVP/Delta
Back row from left: David Frazer, AVP/Bryan E. High; Allen Lantz, VP/Branch Administrator; Michael Smith, AVP/Bryan SouthTowne; Lewis Hilkert, VP/West Unity; Barry Gray, AVP/Swanton; David Kunesh, AVP/Defiance



Williams Co. Senior Center Bingo
Connie Nickells, Bryan E. High Consumer Lender (left) and Ruth Ford, AC/Bryan SouthTowne Asst. Mgr. (right) with Bingo players.



F&M donates to Opportunity Center
Lance Nofziger, AC/Montpelier W. Main Mgr. (right) presents "Your Checking Account" packets to Williams County Opportunity Center teacher Kaleb Moore.



Agri Finance Officers assist with Fulton Co. Jr. Livestock Sale
Seated: Michael Schnitkey, AC/Napoleon
Standing from left: J. Scott Miller, AC/Archbold Main; Jerry Borton, AC/Wauseon Shoop.



F&M Online Internet Banking Team
Front from Left: Leigh Boothman, Marketing Admin. Asst.; Marilyn Johnson, AC/Compliance/CRA Officer; Janet Conley, Operations Dept.
Back from left: Jay Budde, E-Commerce Officer; Randal Schroeder, AVP/Chief Operations Officer.

Williams County Fair Donation

From left: Lance Nofziger, AC/Montpelier W. Main Mgr.; Ronald Short, AVP/Stryker Mgr.; Allen Dean, Williams Co. Agricultural Society Board Member; Michael Smith, AVP/Bryan SouthTowne Mgr.; Lewis Hilkert, VP/West Unity Mgr.; Kelly Bentley, AC/Montpelier EastsideMgr.


FULTON
COUNTY FAIR
2001

Fulton Co. Fair Grand Champion Dairy Steer

From left: Daryl Nofziger, Archbold Equipment; Cynthia Knauer, AVP/Delta Mgr.; Terry Rufenacht, Tri Flo, Inc.; Gloria Gunn, AVP/Wauseon Shoop Mgr.; and Jordon Bruner with his Grand Champion Dairy Steer.



Swanton Schools Mentoring Program

Debra Kauffman, AC/Swanton Asst. Mgr. assists Swanton Park Elementary student in Mentoring Program.



Ribbon Cutting Celebration at Defiance Office

From left: Edward Leininger, EVP/Chief Operating Officer; David Kunesh, AVP/Defiance Mgr.; and Joe Crossgrove, President/Chief Executive Officer.



Santa Claus at Stryker Open House
Ronald Short, AVP/Stryker Mgr. and two young lads watch intently as Santa shows them his harmonica.



Customer Appreciation Day
Arthur Short, AC/Archbold Woodland Asst. Mgr. offers David Grime a "Customer Appreciation" apple.



West Unity staff celebrates 20th Anniversary
Front row from left: Jackie Waggoner, Teller; Jean Gerig, Consumer Lender; Debra Marvin, Teller; Kelly Schaffner, Teller; Janice Cox, Sec.
Middle row from left: Donna Thompson, Teller; Diane Yeupell, Secretary; Cheryl Grine, Teller; Darolee Riegsecker, Teller; Bonnie Gruver, Teller
Back row from left: Lewis Hilkert, VP/Mgr.; Douglas Bernath, Financial Advisor; Ellie Shinhearl, Sec. Supervisor; Sheri Rehklau, Sec.; Patricia Burkholder, AC/Asst. Mgr.



Employee Christmas Party
David Frazer, AVP/Bryan E. High Mgr., and wife Nanci entertain during annual employee Christmas Party.

Then, Now & Always™

